September 17, 2009

Mail Stop 3010

Mr. John Reyes
Chief Financial Officer
Public Storage
701 Western Ave.
Glendale, CA  91201-2349

      RE:    **Public Storage**
              **Form 10-K for the period ended December 31, 2008**
              **Filed March 2, 2009**
              **Definitive Proxy Statement filed March 19, 2009**
              **File No. 1-33519**

Dear Mr. Reyes:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,


              Daniel L. Gordon
              Branch Chief